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DREIER  LLP
   Attorneys at Law
499 Park Avenue                                                 Valerie A. Price
New York, New York 10022                             Direct Dial: (212) 328-6144
Tel: (212) 328-6100                                  Direct Fax:  (212) 652-3789
Facsimile: (212) 328-6101                                                Partner
                                                            vprice@dreierllp.com

                                                October 26, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

         Re:   Electro-Optical Sciences, Inc.
               Registration Statement on Form S-1
               Registration Statement on Form 8-A
               Request for Acceleration
               File No. 333-125517

Dear Sir or Madam:

         On behalf of Electro-Optical Sciences, Inc. (the "Company"), we enclose an acceleration request executed by the Company which is being filed pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

         On June 3, 2005, the Company filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (Registration No. 333-125515) (the "Registration Statement") relating to the offering of up to 3,000,000 shares of the common stock of the Company. The Company filed an Amendment No. 1 to the Registration Statement on July 15, 2005, filed an Amendment No. 2 to the Registration Statement on August 8, 2005, filed an Amendment No. 3 to the Registration Statement on August 10, 2005, filed an Amendment No. 4 to the Registration Statement on September 27, 2005 and an Amendment No. 5 to the Registration Statement on October 12, 2005.

         The Company's Registration Statement on Form S-1 has been assigned to Russell Mancuso, Branch Chief, Division of Corporation Finance, for review. The Company has requested the staff to waive the time period requirements for requesting acceleration of the effective date and would like the Registration Statement on Form S-1 and the Registration Statement on Form 8-A to be declared effective at 11:00 a.m. (Eastern Daylight Savings Time) on October 27, 2005 or as soon thereafter as possible.

         If you have any questions or require further information, please call the undersigned at (212) 328-6144

                                                       Very truly yours,

                                                       /s/ Valerie A. Price

                                                       Valerie A. Price

VAP/ma
Enclosure


cc:      David C. Peck, Esq.